BlueLinx Corporation 1950 Spectrum Circle, Suite 300 Marietta, GA 30067 www.bluelinxco.com 770.953.7000

January 10, 2020

Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Adam Phippen

Bill Thompson

Re:	BlueLinx Holdings Inc.

Form 10-K for the Fiscal Year Ended December 29, 2018

Filed March 13, 2019

File No. 1-32383

Gentlemen:

This letter is in response to the comment letter, dated December 17, 2019, of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing for BlueLinx Holdings Inc. (the “Company”). We are responding to the Staff’s comment as set forth below. For ease of reference, we have also set forth the text of the Staff’s comment prior to our response in bold.

Form 10-K for the Fiscal Year Ended December 29, 2018

Consolidated Statements of Cash Flows, page 40

1.	Reference is made to Note 6 where you disclose cash held in escrow. Please tell us where the change in cash held in escrow is presented in the statements of cash flows and the basis for your presentation. Please also tell us your consideration of including cash held in escrow with cash and cash equivalents when reconciling beginning of period and end of period total cash amounts shown on the statements of cash flows. Refer to ASU 2016-18.

The individual amounts identified as comprising “cash in escrow” in Note 6 to the Company’s consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 29, 2018 (the “2018 Form 10-K”) include the following:

•	Prefunding balances, or prepayments, on deposit and other insurance receivables with the Company’s workers compensation insurance carriers. These balances/prepayments and receivables are referred to as “workers compensation insurance” in Note 6.

•	A customary third-party escrow of a portion of the cash purchase price that was paid for the Company’s acquisition of Cedar Creek Holdings, Inc. (“Cedar Creek”), which served as a source of recovery by the Company for certain potential indemnification claims under the related purchase agreement. This cash escrow is referred to as “acquisition-related” in Note 6.

•	Prefunding balances, or prepayments, on deposit with the Company’s prior mortgage lender for property taxes and property insurance. These balances/prepayments are referred to as “property taxes and insurance” in Note 6.

•	Prepayments for employment-related benefits and benefits-related items with medical, auto, and other insurance and benefit providers. These prepayments are referred to as “benefits-related” in Note 6.

The Company notes that none of the amounts included in Note 6 to the Company’s consolidated financial statements represent cash, restricted cash, or restricted cash equivalents under accounting principles generally accepted in the United States (“GAAP”), in part because they are held by or deposited with, or prepaid to, third parties as described above.

With respect to the Staff’s question on where the change in cash in escrow is presented in the statements of cash flows, the Company included the changes in these amounts in the “Other assets and liabilities” line item under the “Changes in operating assets and liabilities” heading of the “Cash flow from operating activities” section, and the “Acquisition of business, net of cash acquired” line item in the “Cash flows from investing activities” section, as applicable, in the consolidated statements of cash flows in the 2018 Form 10-K for each of the periods presented. The Company believes that this presentation is consistent with GAAP and the guidance set forth in ASC 230 Statements of Cash Flows. In addition, these amounts are classified as and included in “Other current assets” and “Other non-current assets” in the consolidated balance sheets in the 2018 Form 10-K. The Company notes that none of these amounts exceeded 5% of total current assets for purposes of Rule 5-02.8 of Regulation S-X.

In light of the Staff’s comment and the Company’s further consideration of Note 6 to the Company’s consolidated financial statements and the nature of the amounts disclosed therein, the Company has determined that, in its Annual Report on Form 10-K for its 2019 fiscal year and in future filings, in lieu of a separate “cash in escrow” footnote, it will, as applicable and if material, disclose and describe its workers compensation insurance, property taxes and insurance, and benefits-related prefunding or prepayment amounts in the footnote to its consolidated financial statements summarizing its significant accounting policies and in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, and will, as applicable, disclose and describe its acquisition-related third-party escrow arrangements in the footnote to its consolidated financial statements summarizing its significant acquisitions.

Please do not hesitate to call me at (770) 953-7000 should you have any questions or require additional information.

Sincerely,

/s/ Justin Heineman

Justin Heineman

General Counsel

cc:	Mitchell B. Lewis, President and Chief Executive Officer, BlueLinx Holdings Inc.

Susan C. O’Farrell, Senior Vice President, Chief Financial Officer, Treasurer, and Principal Accounting Officer, BlueLinx Holdings Inc.

David Pansing, BDO USA, LLP

W. Benjamin Barkley, Esq., Kilpatrick Townsend & Stockton LLP